UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 3, 2020

XPERI CORPORATION

(Exact name of Registrant as Specified in its Charter)

Delaware	001-37956	81-4465732
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3025 Orchard Parkway
San Jose, California 95134
(Address of Principal Executive Offices, including Zip Code)

(408) 321-6000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $0.001 per share)	XPER	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

As previously disclosed, Xperi Corporation, a Delaware corporation (“Xperi”) and TiVo Corporation, a Delaware corporation (“TiVo”) obtained a debt commitment letter (the “Commitment Letter”), dated December 18, 2019, with Bank of America, N.A. (“Bank of America”), BofA Securities, Inc. and Royal Bank of Canada (“Royal Bank”), pursuant to which, and subject to the terms and conditions set forth therein, Bank of America and Royal Bank have committed to provide a senior secured first lien term loan B facility in an aggregate principal amount of $1,100 million (the “Debt Financing”).

On January 3, 2020, Xperi, TiVo, Bank of America, Royal Bank and Barclays Bank PLC (“Barclays”) entered into a supplement to the Commitment Letter (the “Supplement”) to add Barclays as an additional initial lender and an additional joint lead arranger and joint bookrunner and to reallocate a portion of the debt commitments of Bank of America and Royal Bank under the Commitment Letter to Barclays.

The foregoing summary of the Supplement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Supplement attached hereto as Exhibit 10.1 and incorporated herein by reference.

Important Information and Where to Find It

In connection with the proposed transaction, Xperi and TiVo will cause the future parent company (“HoldCo”) to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xperi and TiVo and that also will constitute a prospectus of HoldCo (“Joint Proxy Statement/Prospectus”). Xperi, TiVo and HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xperi, TiVo or HoldCo may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by Xperi, TiVo or HoldCo through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi or TiVo at the following:

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

818-436-1231

IR@xperi.com

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

818-295-6651

IR@tivo.com

Participants in the Solicitation

Xperi, TiVo or HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s and TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (iv) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (v) the ability of Xperi or TiVo to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (vii) uncertainty as to the long-term value of HoldCo Common Stock; (viii) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (ix) general economic and market developments and conditions; (x) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xii) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; (xiv) failure to receive the approval of the stockholders of Xperi and/or TiVo; and (xv) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1	Supplement to Commitment Letter and Fee Letter, dated as of January 3, 2020, by and among Xperi Corporation, TiVo Corporation, Bank of America, N.A., Royal Bank of Canada, and Barclays Bank PLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 7, 2020	Xperi Corporation

	By:	/s/ Robert Andersen
	Name:	Robert Andersen
	Title:	Executive Vice President and Chief Financial Officer

Exhibit 10.1

Execution Version

BARCLAYS

745 Seventh Avenue

New York, NY 10019

CONFIDENTIAL

January 3, 2020

Xperi Corporation

3025 Orchard Parkway

San Jose, CA 95134

Attention: Robert Andersen

TiVo Corporation

2160 Gold St.

San Jose, CA 95002

Attention: Pamela Sergeeff

Bank of America, N.A.

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Royal Bank of Canada

200 Vesey Street

New York, New York 10281

Supplement to Commitment Letter and Fee Letter

Ladies and Gentlemen:

Reference is hereby made to that certain (i) Commitment Letter, dated as of December 18, 2019, by and among Bank of America, N.A. (acting through itself or one of its affiliates or branches as it deems appropriate, “Bank of America”), BofA Securities, Inc. (acting through itself or one of its affiliates as it deems appropriate, “BofAS” and, together with Bank of America, “BofAML”), Royal Bank of Canada (“Royal Bank”) and RBC Capital Markets1 (“RBCCM” and, together with Royal Bank and BofAML, the “Initial Commitment Parties”), Xperi Corporation, a Delaware corporation (“XRAY”), and TiVo Corporation, a Delaware corporation (“TWOLF” and, together with XRAY, the “Companies”) (as the same may be amended, restated, supplemented and otherwise modified from time to time, the “Commitment Letter”), and (ii) Fee Letter, dated as of December 18, 2019, among the Companies and the Initial Commitment Parties (the “Fee Letter”). Terms used but not defined in this Supplement to Commitment Letter and Fee Letter (this “Letter”) have the meanings assigned to them in the Commitment Letter or Fee Letter, as applicable.

[1]	RBC Capital Markets is a brand name for the capital markets business of Royal Bank of Canada and its affiliates.

This Letter constitutes a supplement to the Commitment Letter and the Fee Letter and “customary joinder documentation” as contemplated by Paragraph 1 of the Commitment Letter and sets forth the agreement of the Initial Commitment Parties, the Companies, Barclays Bank PLC (“Barclays” or, in its capacity as a joint lead arranger and joint bookrunner for the Term Facility, the “Joining Arranger”) and Barclays (in its capacity as an Initial Lender in respect of the Term Facility, the “Joining Lender” and, together with the “Joining Arranger”, collectively, the “Joining Party”) regarding the joinder of the Joining Party to the Commitment Letter and the Fee Letter to act in the roles specified below and to provide the portion of the commitments under the Commitment Letter specified below and to be entitled to the applicable portion of the fees set forth in the Fee Letter on the terms set forth therein. The Companies agree that the Joining Party may perform its responsibilities hereunder through its affiliates. The Joining Arranger shall constitute an Additional Arranger under the Commitment Letter and Fee Letter, and, except with respect to the reduction of the commitments of the Initial Commitment Parties in connection with the joinder of any Additional Arranger pursuant to Paragraph 1 of the Commitment Letter, all references therein to “Commitment Parties”, “we”, “us”, “our”, “party”, “parties hereto” and like terms shall also constitute references to the Joining Party, and the execution of this Letter constitutes the appointment of an Additional Arranger referred to in the Commitment Letter.

1.    Titles and Roles; Commitments.

In connection with the foregoing, the Joining Arranger is pleased to confirm its willingness to act, and the Companies hereby appoint the Joining Arranger to act, as a joint lead arranger and joint bookrunner for the Term Facility, to provide the Borrower with structuring and syndication assistance in connection with the Term Facility on the terms contained in the Commitment Letter and the Fee Letter and subject solely to the satisfaction or waiver of the conditions set forth in Paragraph 5 of the Commitment Letter.

It is understood that in any offering and marketing materials and presentations, including confidential information memoranda, to be used in connection with the syndication of the Term Facility, (i) Bank of America and BofAS shall have “lead left” placement in any such offering and marketing materials and presentations and (ii) Barclays shall have right side placement (based on its aggregate percentage of economics) in any such offering and marketing materials and presentations.

Barclays hereby commits, severally and not jointly, to provide 10% of the aggregate principal amount of the Term Facility on the terms contained in the Commitment Letter and the Fee Letter and subject solely to the satisfaction or waiver of the conditions set forth in Paragraph 5 of the Commitment Letter. The commitments of the Initial Commitment Parties set forth in Paragraph 1 of the Commitment Letter in respect of the Term Facility are hereby reduced to 54% for Bank of America and 36% for Royal Bank, respectively. The commitments of the Initial Commitment Parties and the Joining Lender in respect of the Term Facility shall be several and not joint.

2.    Compensation.

As consideration for the services of the Joining Arranger related to the Term Facility and the commitments of the Joining Lender in respect of the Term Facility, the Companies agree that the Joining Arranger shall be entitled to its pro rata share of any fees payable under the Fee Letter, in each case, in proportion to its allocated commitment in respect of the Term Facility hereunder on the date hereof, if and when any such fees become payable pursuant to the terms of the Fee Letter.

3.    Miscellaneous.

The Joining Party acknowledges receipt of a copy of the Commitment Letter and Fee Letter and agrees to be bound by the terms and conditions, subject to all commitments and obligations, and entitled to all of the rights and benefits (including, but not limited to, the titles and roles, syndication, information, indemnification, assignments and confidentiality provisions) of a “Lead Arranger” and an “Initial Lender” under the Commitment Letter (as modified by this Letter).

Except as specifically amended by this Letter, each of the Commitment Letter and Fee Letter shall remain in full force and effect. This Letter shall be construed in connection with and form part of the Commitment Letter and Fee Letter, as applicable, and any reference to the Commitment Letter or Fee Letter shall be deemed to be a reference to the Commitment Letter or Fee Letter, as applicable, as amended by this Letter. The Commitment Letter, the Fee Letter and this Letter may not be amended or modified, or any provision hereof or thereof waived, except by an instrument in writing signed by the parties hereto. This Letter shall be binding upon and shall inure to the benefit of the parties hereto and their successors and permitted assigns.

Paragraphs 4, 6 and 8 of the Commitment Letter are hereby incorporated herein by reference, mutatis mutandis.

This Letter may be executed in one or more counterparts, each of which when executed will be deemed an original, and all of which, when taken together, will constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Letter by facsimile transmission or electronic transmission (in “pdf” or “tif” format) will be effective as delivery of a manually executed counterpart hereof. The Commitment Letter, the Fee Letter and this Letter are the only agreements that have been entered into among the parties hereto with respect to the Term Facility and set forth the entire understanding of the parties hereto with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Term Facility.

[Remainder of page intentionally left blank]

Very truly yours,

BARCLAYS BANK PLC

By:	/s/ Martin Corrigan
Name:	Martin Corrigan
Title:	Vice President

[Supplement to Commitment Letter and Fee Letter]

ACCEPTED AND AGREED AS OF THE DATE FIRST SET FORTH ABOVE

XPERI CORPORATION

By:	/s/ Robert Andersen
Name:	Robert Andersen
Title:	Chief Financial Officer

[Supplement to Commitment Letter and Fee Letter]

ACCEPTED AND AGREED AS OF THE DATE FIRST SET FORTH ABOVE

TIVO CORPORATION

By:	/s/ Sean Matthews
Name:	Sean Matthews
Title:	Chief Transformation Officer

[Supplement to Commitment Letter and Fee Letter]

ACCEPTED AND AGREED AS OF THE DATE FIRST SET FORTH ABOVE

BANK OF AMERICA, N.A.

By:	/s/ Sanjay Rijhwani
Title:	Sanjay Rijhwani
Name:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Sanjay Rijhwani
Name:	Sanjay Rijhwani
Title:	Managing Director

[Supplement to Commitment Letter and Fee Letter]

ACCEPTED AND AGREED AS OF THE DATE FIRST SET FORTH ABOVE

ROYAL BANK OF CANADA

By:	/s/ Charles D. Smith
Name:	Charles D. Smith
Title:	Managing Director Head of Leveraged Finance

[Supplement to Commitment Letter and Fee Letter]